CUSIP NO.  726540503

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D

(Rule 13d-101)

Under The Securities Exchange Act of 1934*

(Amendment No. 3)

Plains Resources Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

726540503

(CUSIP Number)

Paul G. Allen

Vulcan Energy Corporation

505 Fifth Avenue S, Suite 900

Seattle, Washington 98104

(206) 342-2000

James C. Flores

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

John T. Raymond

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications)

April 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP NO.  726540503

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP No. 726540503

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Vulcan Energy Corporation

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares (1) 8. Shared Voting Power 0 shares (1) 9. Sole Dispositive Power 0 shares (1) 10. Shared Dispositive Power 0 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person* CO

(1) Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with Messrs. Flores and Raymond.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Paul G. Allen

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares (1) 8. Shared Voting Power 0 shares (1) 9. Sole Dispositive Power 0 shares (1) 10. Shared Dispositive Power 0 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person* IN

(1) Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with Messrs. Flores and Raymond.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above persons James C. Flores

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,176,953 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 1,176,953 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,953 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 4.95%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John T. Raymond

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 372,821 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 372,821 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,821 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.57%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

This third amendment to the Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2003, as amended on February 26, 2004 and as amended on March 25, 2004. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction

The following is hereby added to Item 4:

On April 15, 2004, Vulcan sent a letter to the Issuer’s special committee regarding the letter sent by the Leucadia Group (as defined below) to the Issuer’s special committee on April 13, 2004 (as described in Amendment No. 3 to the Schedule 13D filed by Pershing Square, L.P., Pershing Square GP, LLC, Leucadia National Corporation and William Ackman (the “Leucadia Group”) on April 14, 2004). A copy of the letter delivered to the special committee is attached hereto as Exhibit 99(a) and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

99(a)	Letter from Vulcan Energy Corporation to the Special Committee of the Board of Directors of Plains Resources Inc., dated April 15, 2004.

99(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 15, 2004

VULCAN ENERGY CORPORATION

By:	/s/ David Capobianco

Name:	David Capobianco
Title:	Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 15, 2004

/s/ Paul G. Allen

Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 15, 2004

/S/ James C. Flores

James C. Flores

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 15, 2004

/s/ John T. Raymond

John T. Raymond

Exhibit Index

Name of Exhibit

99	(a)	Letter from Vulcan Energy Corporation to the Special Committee of the Board of Directors of Plains Resources Inc., dated April 15, 2004.

99	(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).